UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sonder Holdings Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

382873107

(CUSIP Number)

January 18, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382873107	13G

1.	NAMES OF REPORTING PERSONS Spark Capital IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 14,534,749 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 14,534,749 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,534,749 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are held of record by Spark IV (as defined in Item 2(a) below). Spark IV GP (as defined in Item 2(a) below) is the general partner of Spark IV and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Alex Finkelstein, Santo Politi and Bijan Sabet are the managing members of Spark IV GP and may be deemed to share voting, investment and dispositive power with respect to these securities. Nabeel Hyatt, a member of the Issuer’s Board of Directors, holds an interest in Spark IV GP but does not share voting, investment or dispositive power with respect to these securities.

(2)

Based on 216,686,426 shares of the Issuer’s Common Stock issued and outstanding as of January 18, 2022, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on January 24, 2022 (the “Form 8-K”). Consistent with the Form 8-K, percentage ownership assumes that approximately 14,500,000 shares of Common Stock in potential Earn Out Shares (as defined in the Form 8-K) will not be earned within 60 days of January 18, 2022, and such Earn Out Shares are therefore excluded.

CUSIP No. 382873107	13G

1.	NAMES OF REPORTING PERSONS Spark Capital Founders’ Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 143,810 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 143,810 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,810 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are held of record by Spark IV FF (as defined in Item 2(a) below). Spark IV GP is the general partner of Spark IV FF and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Alex Finkelstein, Santo Politi and Bijan Sabet are the managing members of Spark IV GP and may be deemed to share voting, investment and dispositive power with respect to these securities. Nabeel Hyatt, a member of the Issuer’s Board of Directors, holds an interest in Spark IV GP but does not share voting, investment or dispositive power with respect to these securities.

(2)

Based on 216,686,426 shares of the Issuer’s Common Stock issued and outstanding as of January 18, 2022, as reported by the Issuer in the Form 8-K. Consistent with the Form 8-K, percentage ownership assumes that approximately 14,500,000 shares of Common Stock in potential Earn Out Shares (as defined in the Form 8-K) will not be earned within 60 days of January 18, 2022, and such Earn Out Shares are therefore excluded.

CUSIP No. 382873107	13G

1.	NAMES OF REPORTING PERSONS Spark Management Partners IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 14,678,559 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 14,678,559 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,678,559 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such securities are held of record by Spark IV and Spark IV FF. Spark IV GP is the general partner of Spark IV and Spark IV FF and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Alex Finkelstein, Santo Politi and Bijan Sabet are the managing members of Spark IV GP and may be deemed to share voting, investment and dispositive power with respect to these securities. Nabeel Hyatt, a member of the Issuer’s Board of Directors, holds an interest in Spark IV GP but does not share voting, investment or dispositive power with respect to these securities.

(2)

Based on 216,686,426 shares of the Issuer’s Common Stock issued and outstanding as of January 18, 2022, as reported by the Issuer in the Form 8-K. Consistent with the Form 8-K, percentage ownership assumes that approximately 14,500,000 shares of Common Stock in potential Earn Out Shares (as defined in the Form 8-K) will not be earned within 60 days of January 18, 2022, and such Earn Out Shares are therefore excluded.

CUSIP No. 382873107	13G

Item 1(a).	Name of Issuer:

Sonder Holdings Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

101 15th Street

San Francisco, CA 94103

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Spark Capital IV, L.P. (“Spark IV”), Spark Capital Founders’ Fund IV, L.P. (“Spark IV FF”) and Spark Management Partners IV, LLC (“Spark IV GP” and together with Spark IV and Spark IV FF, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 200 Clarendon Street, 59th Floor, Boston, MA 02116.

Item 2(c).	Citizenship:

Spark IV GP is a limited liability company organized under the laws of the State of Delaware. Each of Spark IV and Spark IV FF is a limited partnership organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

382873107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. Spark IV is the record owner of the 14,534,749 shares of Common Stock and Spark IV FF is the record owner of 143,810 shares of Common Stock (collectively, the “Spark IV Shares”). As the general partner of each of Spark IV and Spark IV FF, Spark IV GP may be deemed to beneficially own the Spark IV Shares. Paul Conway, Alex Finkelstein, Santo Politi and Bijan Sabet are the managing members of Spark IV GP and may be deemed to share voting, investment and dispositive power with respect to the Spark IV Shares. Nabeel Hyatt, a member of the Issuer’s Board of Directors, holds an interest in Spark IV GP but does not share voting, investment or dispositive power with respect to the Spark IV Shares. Mr. Hyatt disclaims beneficial ownership of the Spark IV Shares except to the extent of his pecuniary interest therein.

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of Spark IV and Spark IV FF and the limited liability company agreement of Spark IV GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 382873107	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2022

SPARK CAPITAL IV, L.P.

By:	Spark Management Partners IV, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK CAPITAL FOUNDERS’ FUND IV, L.P.

By:	Spark Management Partners IV, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK MANAGEMENT PARTNERS IV, LLC

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member